SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24037

First Kansas Financial Corporation

(Exact name of registrant as specified in charter)

600 Main Street, Osawatomie, Kansas 66064 (913) 755-3033

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Landmark Bancorp, Inc., as successor to First Kansas Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 5, 2004	By:	/s/ Mark A. Herpich
Mark A. Herpich
Vice President and Chief Financial Officer of Landmark Bancorp, Inc